UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Capital Accumulation Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2008 and 2007 and Supplemental Schedule for the year ended December 31, 2008

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Plan Administrative Committee

State Auto Insurance Companies Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Capital Accumulation Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

May 27, 2009

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value:
Shares of registered investment companies	$103,402,774	169,040,662
Interest-bearing cash	15,530,969	12,466,392
Common /collective trusts	18,382,775	15,460,104
Affiliated stock	2,178,499	1,756,258
Loans to participants	3,141,045	3,182,056

Total investments	142,636,062	201,905,472

Contribution receivables:
Employee	41,000	46,500
Employer	16,100	23,625

Total receivables	57,100	70,125

Net assets reflecting investments at fair value	142,693,162	201,975,597

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	991,604	168,013

Net assets available for benefits	$143,684,766	202,143,610

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Investment (loss) income:
Interest and dividends	$5,028,315	13,187,140
Net (depreciation) appreciation in fair value of investments	(65,208,557)	4,494,672

Total investment (loss) income	(60,180,242)	17,681,812
Contributions:
Employee contributions	9,930,478	9,205,793
Participant rollovers	465,841	1,247,563
Employer contributions	3,862,148	3,519,504

Total contributions	14,258,467	13,972,860
Deductions:
Benefit payments	14,230,965	14,884,157
Participant loan fees	16,206	17,318

Total deductions	14,247,171	14,901,475

Net (decrease) increase before transfer	(60,168,946)	16,753,197
Transfer of plan assets	1,710,102	—

Net (decrease) increase after transfer	(58,458,844)	16,753,197

Net assets available for benefits:
Beginning of year	202,143,610	185,390,413

End of year	$143,684,766	202,143,610

See accompanying notes.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements

December 31, 2008

1. Description of the Plan

Organization

The State Auto Insurance Companies Capital Accumulation Plan (the “Plan”), a defined contribution plan, was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company and its affiliates (the “Company”) for the purpose of providing a savings plan for the benefit of its employees.

Effective January 1, 2008, the Plan was amended to implement a safe harbor design using a qualified automatic contribution arrangement. Participants meeting eligibility criteria will be automatically enrolled in the Plan and automatically contribute 3% in the first year, 4% in the second year, 5% in the third year and 6% in the fourth and subsequent years. Employer matching contributions for safe harbor contributions are 100% of the first 1% of compensation and 50% of the contributions from 2% to 6%. Participants are 100% vested in the safe harbor matching contributions after two years.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first pay period subsequent to 30 days after the employee’s hire date, provided the employee is or will attain age 21 during the calendar year of the employee’s hire date. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements unless a different election is affirmatively made by such participant.

Transfer of Plan Assets

In 2007, the Company acquired Beacon Insurance Group. Effective January 1, 2008, the former employees of Beacon Insurance Group became participants in the Plan and received credit for their participation and vesting service as measured under the terms of the plan previously administered by the Beacon Insurance Group 401(k) Profit Sharing Plan. In February 2008, the net assets of the Beacon Insurance Group 401(k) Profit Sharing Plan were transferred into the Plan resulting in an asset transfer of $1,710,102.

Contributions

Each participant may contribute any whole percentage of their salary between 1% and 50% of his or her salary (“basic contribution”). Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Prior to January 1, 2008, the Company matched the first 2% of basic contributions of a participant’s salary at the rate of $0.75 for each $1.00 contributed; basic contributions from 3% to 6% were matched at the rate of $0.50 for each $1.00 contributed. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan contribute an automatic 3% of their salary with automatic increases to 4% in the second year, 5% in the third year and 6% in the fourth and subsequent years. Participants may also suspend contributions at any time. Participants may elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of a participant’s salary.

All Plan participants who are older than 50 as of the beginning of the calendar year or who attain age 50 during the calendar year and are making the maximum Internal Revenue Code (the “Code”) pre-tax contribution may make additional “Catch-up Contributions.”

Vesting

Plan participants are immediately fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related net earnings or losses after two years. Full vesting in other employer contributions and related net earnings and losses occurs upon three

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2008

completed years of service. Any employee terminating prior to three completed years of service vests in employer contributions and related net earnings and losses at percentages set forth in the Plan document.

In addition, employer contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability.

Any forfeiture of non-vested employer contributions and related net earnings or losses are first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current prime rate (5-year treasury rate increased 75-100 basis points prior to October 1, 2007) as determined quarterly by the Plan Administrative Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

All administrative expenses, excluding participant loan fees, are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their account less outstanding loan balances. Alternatively, qualifying participants can elect to receive their account value, less outstanding loan balances, in installments over a period not to exceed 10 years or, in the case of a retired participant, over a period not to exceed normal life expectancy.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their accumulated basic and supplemental contributions based on financial hardship. Participants may withdraw the vested portion of employer contributions credited to their account.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2008

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

Investments are stated at fair value. Shares of registered investment companies and shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated Stock”) are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Loans to Plan participants, which must be approved by the Plan Administrative Committee, are valued at their outstanding balances, which approximate fair value.

The Plan accounts for fully benefit-responsive contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

The Plan’s common/collective trust investments in the accompanying statements of net assets available for benefits include fully benefit responsive investment contracts that are eligible for contract-value accounting treatment. As required by the FSP, the Plan’s Statements of Net Assets Available for Benefits present the fair value of the common/collective trust based on information reported by Fidelity Management Trust Company with a corresponding adjustment to reflect these investments at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2008

3. Investments

The following investments, at fair value, represented 5% or more of assets available for benefits as of December 31, 2008 and 2007:

	December 31
	2008	2007
Investments in shares of registered investment companies:
Fidelity Contrafund	$32,404,409	55,911,557
Fidelity Equity Income Fund	16,459,027	31,890,732
Fidelity Diversified International Fund	9,783,339	19,398,626
Fidelity Puritan Fund	8,799,492	13,594,806

Interest bearing cash:
Fidelity U.S. Government Reserves Fund	$15,530,969	12,466,392

Investment in common/collective trusts:
Fidelity Managed Income Portfolio Fund	$18,382,775	15,460,104

During 2008 and 2007, the Plan’s investments (including investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007
Realized (depreciation) appreciation:
Shares of registered investment companies	$(6,722,772)	1,247,507
Affiliated Stock	16,663	(41,740)

Total realized (depreciation) appreciation	(6,706,109)	1,205,767

Unrealized (depreciation) appreciation:
Shares of registered investment companies	(58,792,122)	3,766,034
Affiliated Stock	289,674	(477,129)

Total unrealized (depreciation) appreciation	(58,502,448)	3,288,905

Total realized and unrealized (depreciation) appreciation	$(65,208,557)	4,494,672

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2008

4. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 16, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2008	2007
Net assets available for benefits per the financial statements	$143,684,766	202,143,610
Contribution receivables	(57,100)	(70,125)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(991,604)	(168,013)

Net assets available for benefits per the Form 5500	$142,636,062	201,905,472

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the year ended December 31:

	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$(58,458,844)	16,753,197
Less contributions:
Employee	(5,500)	(9,900)
Employer	(7,525)	(7,175)

	(13,025)	(17,075)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	(991,604)	(168,013)
Prior year	168,013	158,507

Net (decrease) increase in net assets available for benefits per Form 5500	$(59,269,410)	16,760,766

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2008

6. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated Stock.

7. Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”). For financial statement elements currently required to be measured at fair value, SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

SFAS 157 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2008.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

•

Common/Collective trust: The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

•

Affiliated Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•	Loans to participants: Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Notes to the Financial Statements (continued)

December 31, 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Registered investment companies	$103,402,774	$103,402,774	$—	$—
Interest-bearing cash	15,530,969	15,530,969	—	—
Common/collective trusts	18,382,775	—	18,382,775	—
Affiliated Stock	2,178,499	2,178,499	—	—
Loans to participants	3,141,045	—	—	3,141,045

Total investments	$142,636,062	$121,112,242	$18,382,775	$3,141,045

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)

Participant Loans
Beginning balance, January 1, 2008	$3,182,056
Total gains or losses (realized and unrealized)*	(1,249,386)
Purchases, issuances, and settlements	1,208,375
Transfers in and/or out of Level 3	—

Ending balance, December 31, 2008	$3,141,045

* $78,747 is included in benefit payments and $1,170,639 is included in net depreciation in the fair value of assets.

8. Subsequent Event

During 2007, the Company acquired Patrons Insurance Group. Effective January 1, 2009, the former employees of Patrons Insurance Group became participants in the Plan and received credit under the Plan for their participation and vesting service as measured under the terms of the defined contribution plan previously administered by the Patrons Insurance Group. In addition, net assets of $2,623,465 under this previously administered plan were merged into the Plan in January 2009.

Supplemental

Schedule

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

EIN: 31-4316080 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Fund	67,722	$2,086,509
	Harbor International Fund	9,709	389,544
	PIM Total Return Fund	132,411	1,342,647
	Calamos Growth Fund Class A	143,265	4,177,596
	JP Morgan Mid Cap Value Fund Class A	130,536	2,002,428
	American Beacon Small Cap Value PA Class	78,873	908,622
*	Fidelity Puritan Fund	673,774	8,799,492
*	Fidelity Contrafund	715,961	32,404,409
*	Fidelity Equity Income Fund	533,172	16,459,027
*	Fidelity Intermediate Bond Fund	429,781	3,906,709
*	Fidelity Diversified International Fund	454,827	9,783,339
	Spartan U.S. Equity Index Fund	149,324	4,763,425
*	Fidelity Freedom Income	37,854	361,882
*	Fidelity Freedom 2000	21,388	214,950
*	Fidelity Freedom 2005	5,725	48,029
*	Fidelity Freedom 2010	295,912	3,065,644
*	Fidelity Freedom 2015	333,530	2,855,019
*	Fidelity Freedom 2020	343,589	3,453,070
*	Fidelity Freedom 2025	227,614	1,873,266
*	Fidelity Freedom 2030	227,678	2,222,137
*	Fidelity Freedom 2035	101,275	813,234
*	Fidelity Freedom 2040	192,977	1,078,743
*	Fidelity Freedom 2045	36,232	238,406
*	Fidelity Freedom 2050	23,939	154,647

			$103,402,774

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

EIN: 31-4316080 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year) continued

December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Investment in common / collective trusts:
*	Fidelity Managed Income Portfolio Fund	19,374,379	$18,382,775
	Interest-bearing cash:
*	Fidelity U.S. Government Reserves Fund	15,530,969	15,530,969
	Affiliated stock:
*	State Auto Financial Corporation Common Stock Fund	72,428	2,177,177
	Stock Purchase Account (1)	-	1,322

			2,178,499
*	Participant loans (interest rates 3.25% to 7.75%)	-	3,141,045

			$142,636,062

*	– Indicates a party-in-interest to the Plan.
(1)

– The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES CAPITAL ACCUMULATION PLAN

Date: June 1, 2009	By:	/s/ Steven E. English
	Printed Name:	Steven E. English
	Title:	Chief Financial Officer

	By:	/s/ James A. Yano
	Printed Name:	James A. Yano
	Title:	Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein